                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
   [X]         ANNUAL REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934

               For the Fiscal Year Ended December 31, 2001

                                OR

   [ ]         TRANSITION REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934


            For the transition period from __________ to __________

                     Commission File Number 1-5075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     PerkinElmer, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     PerkinElmer Stock Fund
     45 William Street
     Wellesley, MA  02481

                         PERKINELMER, INC. SAVINGS PLAN

SEC rules require us to present our audited financial statements in various SEC filings, along with the consent of our auditors to our inclusion of their audit report in those filings. Until recently, our auditors were Arthur Andersen LLP. The SEC recently provided regulatory relief that allows companies that file reports with the SEC to dispense with the requirement to file audited financial statements and/or a consent of Arthur Andersen LLP in certain circumstances.

We have not been able to obtain, after reasonable efforts, (1) audited financial statements for the PerkinElmer, Inc. Savings Plan for the fiscal year ended December 31, 2001, or (2) the written consent of Arthur Andersen LLP to our inclusion in this Annual Report on Form 11-K of its report certifying our financial statements for the Plan for the fiscal year ended December 31, 2000. As a result, Arthur Andersen LLP may not have any liability under Section 11(a) of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions of a material fact required to be stated therein. Accordingly, participants in the Plan may be unable to assert a claim against Arthur Andersen LLP under
Section 11(a) of the Securities Act.

We are filing with this Form 11-K unaudited financial statements for the Plan for the fiscal year ended December 31, 2001. No auditor has opined that these unaudited financial statements present fairly, in all material respects, the net assets available for benefits and the related statements of changes in net assets available for benefits, for each of the periods reported, in accordance with generally accepted accounting principles.

We intend to provide audited financial statements for the Plan for the fiscal year ended December 31, 2001 by filing an Amendment to this Annual Report on Form 11-K, which will include such audited financial statements and the report of Deloitte & Touche LLP thereon, as soon as practicable and not later than August 28, 2002.

PERKINELMER, INC. SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE

FINANCIAL STATEMENTS (Unaudited) AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2001 AND 2000:

  Statements of Net Assets Available for Benefits                            1

  Statements of Changes in Net Assets Available for Benefits                 2

  Notes to Financial Statements                                            3-6

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

  Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets
    (Held at End of Year)                                                    7

Signature                                                                    8

Schedules required under the Employee Retirement Income Securities Act of 1974, other than the schedule listed above, are omitted because of the absence of conditions under which such schedules are required.

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
(Unaudited)
--------------------------------------------------------------------------------

                                               2001            2000
ASSETS:
  Investments at contract value:
   Fixed income funds                      $ 71,399,226      $ 66,650,773
  Investments, at fair value:
   Mutual funds                             180,334,761       220,550,954
   Common stock                              13,774,242        18,153,556
   Participant loans                          5,278,953         5,327,791
                                           ------------      ------------

       Total investments                    270,787,182       310,683,074
                                           ------------      ------------

  Contributions receivable:
    Employer                                  4,838,365         5,258,620
    Participant                                 154,442            70,664
                                           ------------      ------------

       Total contributions receivable         4,992,807         5,329,284
                                           ------------      ------------

  Cash                                          303,706                --
                                           ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS          $276,083,695      $316,012,358
                                           ============      ============


The accompanying notes are an integral part of these financial statements.

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
(Unaudited)

------------------------------------------------------------------------------------
ADDITIONS:                                              2001             2000
  Investment income:
    Net depreciation in fair value of investments   $ (39,651,152)   $ (22,097,761)
    Interest and dividend income                        7,346,642       21,332,937
                                                    -------------    -------------

           Net investment loss                        (32,304,510)        (764,824)
                                                    -------------    -------------

  Contributions:
    Participant contributions                          18,853,570       17,339,159
    Employer contributions                              6,799,983        5,796,883
    Rollover contributions                              1,917,188       31,472,900
                                                    -------------    -------------

           Total contributions                         27,570,741       54,608,942
                                                    -------------    -------------

            Total (reductions) additions               (4,733,769)      53,844,118
                                                    -------------    -------------

DEDUCTIONS:

  Transfers out                                         6,096,706        4,125,885
  Benefits paid to participants                        29,059,123       37,307,127
  Administrative expenses                                  39,065           32,002
                                                    -------------    -------------

            Total deductions                           35,194,894       41,465,014
                                                    -------------    -------------

(DECREASE) INCREASE IN NET ASSETS                     (39,928,663)      12,379,104

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                   316,012,358      303,633,254
                                                    -------------    -------------

  End of year                                       $ 276,083,695    $ 316,012,358
                                                    =============    =============

The accompanying notes are an integral part of these financial statements.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the PerkinElmer, Inc. Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

     GENERAL--The Plan is a defined contribution plan covering substantially all employees of PerkinElmer, Inc. (the "Company") who are not members of a collective bargaining unit or who are members of a unit that specifically provides for participation in the Plan. The Plan also covers employees of each wholly owned domestic subsidiary that has entered into an agreement to adopt the Plan. The Plan is administered by an Administrative Committee appointed by the Company (the Plan administrator), which has overall responsibility for interpreting the provisions of the Plan and providing the trustee with any information required in the discharge of its duties. Fidelity serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     CONTRIBUTIONS--Participation in the Plan is voluntary. As defined in the Plan, participants can elect to make voluntary contributions of up to 16% of their eligible compensation. In order to maintain the Plan's status as nondiscriminatory, the contribution amounts for highly compensated employees may be limited. Company matching contributions are made on an annual basis. Matching contributions are made for all active participants as of December 31 and for participants who have terminated during the year due to death, permanent disability or retirement. The Company's matching contribution for each participant is equal to the lesser of 55% of the participant's contribution or 3.3% of the employee's annual compensation. Company matching contributions totaled $4,875,897 and $5,793,757 for the years ended December 31, 2001 and 2000, respectively.

     In addition, certain eligible participants received supplemental contributions in 2000 to compensate for the loss of additional pension benefits under a separate retirement plan. These supplemental contributions totaled $3,126 for the year ended December 31, 2000. There were no contributions required for the year ended December 31, 2001.

     PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and supplemental contribution and allocations of Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING AND FORFEITURES--Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after six years of credited service. In addition, if a participant terminates employment due to death, disability or retirement (as defined), his or her account balance becomes 100 percent vested. Forfeited balances of terminated participants are used to reduce future Company contributions. The Company's contribution was reduced by forfeitures of $126,569 and $154,641 for the years ended December 31, 2001 and 2000, respectively.

     INVESTMENTS--Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds and Company stock as investment options for participants.

     PARTICIPANT LOANS--Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates fixed for the term of the loan by the administrative committee based on interest rates currently being charged by commercial lending institutions. The period of repayment for any loan is determined by the administrative committee and the participant, but in no event shall that period exceed 60 months.

     PAYMENT OF BENEFITS--On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefit payments to participants are recorded upon distribution.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are stated at cost, which approximates fair value.

     As of December 31, 2001, the fair value of the benefit-responsive investment contracts equaled $71,846,630, which was $202,042 higher than the contract value. In addition, the average yield and crediting interest rate for the same period was 5.74% and 5.46%, respectively. There was no valuation reserves assigned to these investment contracts at December 31, 2001.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS -- Benefit payments to participants are recorded upon distribution.

     EXPENSES--Administrative expenses of the Plan, are paid by either the Plan or the Plan's Sponsor, as provided in the Plan Document.

3.   INVESTMENTS

     The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000 are as follows:
                                                       2001           2000

     Fidelity Contrafund                          $ 19,757,255    $ 24,956,946
     Fidelity Growth Company Fund                   54,438,099      78,120,718
     Fidelity Balanced Fund                         18,376,754      18,234,883
     Fidelity U.S. Equity Index Commingled Pool     34,851,184      44,381,799
     PerkinElmer Stock Fund                         13,774,242      18,153,556
     Fidelity Managed Income Portfolio II           57,084,541      33,671,986

     During the years ended December 31, 2001 and 2000, the depreciation in Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) are as follows:


                                        2001               2000

     Mutual funds                   $(33,562,011)      $(29,706,445)
     Company stock                    (6,089,141)         7,608,684
                                    ------------       ------------
                                    $(39,651,152)      $(22,097,761)
                                    ============       ============

4.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments ("Fidelity"). Fidelity is the trustee as defined by the Plan. In addition, investments include shares of Company common stock. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were $39,858 and $32,002 for the years ended December 31, 2001 and 2000, respectively.

5.   FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated February 15, 1996, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

7.   PLAN AMENDMENTS

     Effective January 1, 2000, the profit sharing and 401(k) plans acquired in connection with the acquisition of Lumen Technologies, Inc. ("Lumen") were merged into the Plan and are included in the rollover contributions on the statements of changes in net assets available for benefits for the year ended December 31, 2000. All Lumen employees became eligible to participate in the Plan and have been credited for past service with Lumen.

     In August 2000, the Company acquired NEN Life Sciences ("NEN"). An amendment to the Plan provided that employer contributions made to the Plan on accounts of NEN employees for period beginning on or after the closing date of the acquisition should be 100 percent vested at all times. In addition, the employer contributions for the NEN employees should equal 100 percent of the total before-tax and after-tax contributions made by the employee, not to exceed 5 percent of the employee's compensation.

     An additional amendment, effective February 1, 2001 extended the same employer contribution provisions provided to the NEN employees to the remainder of the employees in the Life Sciences Division. Furthermore, non NEN employees, now vest in the employer contributions over three years.

                                     ******

PERKINELMER, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF
YEAR) DECEMBER 31, 2001

-----------------------------------------------------------------------------------------------------------------

                                 c) DESCRIPTION OF INVESTMENT,
     b) IDENTITY OF ISSUE,          INCLUDING MATURITY DATE,
        BORROWER, LESSOR            INTEREST RATE, COLLATERAL,                                       e) CURRENT
a)      OR SIMILAR PARTY            PAR OR MATURITY VALUE                                 d) COST       VALUE
                                 FIXED INCOME FUND
     AIG Financial Products Co   American Express Master Trust, 5.93%, maturity 5/15/03      **     $   2,007,178
     AIG Financial Products Co   Premier Auto Trust 1998, 5.97%, maturity 6/10/02            **           592,091
     Chase Manhattan Bank        Chase Manhattan Bank, 5.73%, maturity 8/15/05               **         2,014,058
     Monumental Life Insurance   Monumental Life Insurance Co., 5.33%, maturity 7/15/03      **         2,069,138
     Monumental Life Insurance   Monumental Life Insurance Co., 6.11%, maturity 7/15/03      **         1,192,424
     Morgan Guaranty             Morgan Guaranty Trust Co., 5.74%, maturity 9/30/03          **         2,705,623
     Rabobank Nederland          Rabobank Nederland, 6.79%, maturity 3/15/02                 **           158,139
     CDC Financial Products      CDC Financial Products, 6.99%, maturity 6/25/02             **           429,048
     Chase Manhattan Bank        Chase Manhattan Bank, 6.07%, maturity 9/16/02               **           838,837
     Monumental Life Insurance   Monumental Life Insurance Co., 5.69%, maturity 11/25/02     **         1,029,748
     Rabobank Nederland          Rabobank Nederland, 4.84%, maturity 9/16/02                 **         1,378,457
 *   Fidelity Investments        Fidelity Managed Income Portfolio II, 6.00%                 **        56,984,485
                                                                                                    -------------
                                    Total fixed income fund                                            71,399,226
                                                                                                    -------------

                                 MUTUAL FUNDS

     Templeton Investments       Templeton Foreign Fund                                      **         1,577,320
     Templeton Investments       Templeton Developing Markets                                **           674,554
 *   Fidelity Investments        Fidelity Contrafund                                         **        19,757,255
 *   Fidelity Investments        Fidelity Equity Income Fund                                 **        11,946,382
 *   Fidelity Investments        Fidelity Growth Company Fund                                **        54,438,099
 *   Fidelity Investments        Fidelity Intermediate Bond Fund                             **         7,042,858
 *   Fidelity Investments        Fidelity Balanced Fund                                      **        18,376,754
 *   Fidelity Investments        Fidelity International Growth and Income Fund               **         4,271,951
 *   Fidelity Investments        Fidelity Asset Manager                                      **         7,298,048
 *   Fidelity Investments        Fidelity Asset Manager - Growth                             **         9,460,881
 *   Fidelity Investments        Fidelity Asset Manager - Income                             **         1,679,688
 *   Fidelity Investments        Fidelity Retirement Government Money Market Portfolio       **         8,959,787
 *   Fidelity Investments        Fidelity U.S. Equity Index Comingled Pool                   **        34,851,184
                                                                                                    -------------
                                    Total mutual funds                                       **       180,334,761

 *   PerkinElmer, Inc.           PerkinElmer Stock Fund                                      **        13,774,242

 *   Plan participants           Loans to participants (with interest at rates
                                    of 3.70% - 10.75%) maturity at various dates            **         5,278,953
                                 through 2030                                                       -------------

                                 TOTAL INVESTMENTS                                                  $ 270,787,182
                                                                                                    =============

*    Party-in-interest

** Cost information is not required for participant-directed investments and, therefore, is not included.

                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Commission Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         PERKINELMER, INC. SAVINGS PLAN

Date: JULY 16, 2002                     By: /s/  Robert F. Friel
      --------------                       ---------------------------------
                                           Robert F. Friel